EXHIBIT 99.4


                          REGISTRATION RIGHTS AGREEMENT


     REGISTRATION RIGHTS AGREEMENT (this "Agreement"), dated as of October 31, 2004, by and among Commtouch Software Ltd., a corporation organized under the laws of the State of Israel, with headquarters located at 1A Hazoran Street, Poleg Industrial Park, Netanya 42504, Israel (the "Company"), and the undersigned buyers (each, a "Buyer", and collectively, the "Buyers").

     WHEREAS:

     A. In connection with the Securities Purchase Agreement by and among the parties hereto of even date herewith (the "Securities Purchase Agreement"), the Company has agreed, upon the terms and subject to the conditions set forth in the Securities Purchase Agreement, to issue and sell to each Buyer the Company's Preferred Shares, NIS 0.05 nominal value per share (the "Preferred Shares"), which are convertible into Ordinary Shares on a one for one basis.

     B. The Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the "1933 Act"), and applicable state securities laws.

     NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each of the Buyers hereby agree as follows:

     1.   Definitions.
          ------------

     As used in this Agreement, the following terms shall have the following meanings:

          a. "Business Day" means any day other than Saturday, Sunday or any other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

          b. "Investor" means a Buyer or any transferee or assignee thereof to whom a Buyer assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9 and any transferee or assignee thereof to whom a transferee or assignee assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9.

          c. "Person" means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

          d.   "register,"   "registered,"   and   "registration"   refer  to  a
registration effected by preparing and filing one or more Registration Statements (as defined below) in compliance with the 1933 Act and pursuant to

Rule 415 and the declaration or ordering of effectiveness of such Registration Statement(s) by the SEC.

          e. "Registrable Securities" means (i) the Ordinary Shares issued or issuable upon conversion of the Preferred Shares issued pursuant to the Securities Purchase Agreement, and (ii) any share capital of the Company issued or issuable with respect to the Ordinary Shares issued upon conversion of the Preferred Shares as a result of any share split, share dividend, recapitalization, exchange or similar event or otherwise.

          f.   "Registration   Statement"  means  a  registration  statement  or
registration statements of the Company filed under the 1933 Act covering the Registrable Securities.

          g. "Rule 415" means Rule 415 under the 1933 Act or any successor rule providing for offering securities on a continuous or delayed basis.

          h.   "SEC" means the United States Securities and Exchange Commission.

     Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Securities Purchase Agreement.

     2.   Registration.
          -------------

          a. Demand Registration. Within 60 days of the Closing under the Securities Purchase Agreement, the Company shall prepare and make best efforts to file with the SEC the Registration Statement on Form F-3 covering the resale of all of the Registrable Securities (the "Filing Deadline"). In the event that Form F-3 is unavailable for such a registration, the Company shall use such other form as is available for such a registration, subject to the provisions of
Section 2(c). The Registration Statement prepared pursuant hereto shall register for resale the number of Ordinary Shares equal to the number of outstanding Registrable Securities. The Company shall use its best efforts to have the Registration Statement declared effective by the SEC as soon as practicable, but in no event later than the date which is 120 days after the Closing (the "Effectiveness Deadline").

          b. Legal Counsel. Subject to Section 5 hereof, the Buyers holding at least a majority of the Registrable Securities shall have the right to select one legal counsel to review and oversee any registration pursuant to this
Section 2 ("Legal Counsel"), which shall be Yigal Arnon & Co. or such other counsel as thereafter designated by the holders of at least a majority of the Registrable Securities. The Company and Legal Counsel shall reasonably cooperate with each other in performing the Company's obligations under this Agreement.

          c. Ineligibility for Form F-3. In the event that Form F-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on another appropriate form reasonably acceptable to the holders of at least a majority of the Registrable Securities and (ii) undertake to register the Registrable Securities on Form F-3 as soon as such form is available, provided that the Company shall maintain the effectiveness of the Registration

Statement then in effect until such time as a Registration Statement on Form F-3 covering the Registrable Securities has been declared effective by the SEC.

          d. Sufficient Number of Shares Registered. In the event the number of shares available under a Registration Statement filed pursuant to Section 2(a) is insufficient to cover all of the Registrable Securities required to be covered by such Registration Statement, the Company shall amend the applicable Registration Statement, or file a new Registration Statement (on the short form available therefor, if applicable), or both, so as to cover at least the total number of Registrable Securities as of the trading day immediately preceding the date of the filing of such amendment or new Registration Statement. The Company shall use its best efforts to cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof.

          e. Effect of Failure to File and Obtain and Maintain Effectiveness of Registration Statement. If (i) a Registration Statement covering all of the Registrable Securities required to be covered thereby and required to be filed by the Company pursuant to this Agreement is (A) not filed with the SEC on or before the respective Filing Deadline or (B) not declared effective by the SEC on or before the respective Effectiveness Deadline or (ii) on any day after such Registration Statement has been declared effective by the SEC sales of all of the Registrable Securities required to be included on such Registration Statement cannot be made (other than during an Allowable Grace Period (as defined in Section 3(n)) pursuant to such Registration Statement (including, without limitation, because of a failure to keep such Registration Statement effective, to disclose such information as is necessary for sales to be made pursuant to such Registration Statement or to register a sufficient number of Ordinary Shares) then, as sole and exclusive relief for the damages to any holder by reason of any such delay in or reduction of its ability to sell the underlying Ordinary Shares, the Company shall pay to each holder of Registrable Securities relating to such Registration Statement an amount in unregistered Preferred Shares as liquidated damages and not as a penalty, equal to 5% (five percent) per calendar month or a proportionate amount for a partial month of the aggregate purchase price paid by the Investor for the Preferred Shares, payable in Preferred Shares based on a per share price of $0.50. The payments to which a holder shall be entitled pursuant to this Section 2(e) are referred to herein as "Registration Delay Payments." Registration Delay Payments shall be paid on the earlier of (I) the last day of the calendar month during which such Registration Delay Payments are incurred and (II) the third Business Day after the event or failure giving rise to the Registration Delay Payments is cured. The maximum Registration Delay Payments payable hereunder shall be 1,000,000 Preferred Shares to be issued by the Company for no additional consideration pro rata among the Investors based on the number of Registrable Securities held by each Investor. In the event the Company fails to make Registration Delay Payments in a timely manner, such Registration Delay Payments shall bear interest at the rate of 1.5% per month (prorated for partial months) until paid in full. The Company undertakes to include the Preferred Shares on behalf of Registration Delay Payments in the first available registration statement filing that the Company undertakes subsequent to the occurrence of a registration delay hereunder.

     3.   Related Obligations.
          --------------------

     At such time as the Company is obligated to file a Registration Statement with the SEC pursuant to Section 2(a), 2(c) or 2(d), the Company will use commercially reasonable efforts to effect the registration of the Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the parties shall have the following obligations:

          a. The Company shall submit to the SEC, within ten (10) Business Days after the Company learns that no review of a particular Registration Statement will be made by the staff of the SEC or that the staff has no further comments on a particular Registration Statement, as the case may be, a request for acceleration of effectiveness of such Registration Statement to a time and date not later than 48 hours after the submission of such request. The Company shall take all reasonable measures to keep each Registration Statement effective pursuant to Rule 415 at all times until the earlier of (i) the date as of which the Investors may sell all of the Registrable Securities covered by such Registration Statement without restriction pursuant to Rule 144(k) (or any successor thereto) promulgated under the 1933 Act or (ii) the date on which the Investors shall have sold all of the Registrable Securities covered by such Registration Statement (the "Registration Period"). The Company shall ensure that each Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein (in the case of prospectuses, in the light of the circumstances in which they were made) not misleading.

          b. The Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration
Statement and the prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the 1933 Act, as may be necessary to keep such Registration Statement effective at all times during the Registration Period, and, during such period, comply with the provisions of the 1933 Act with respect to the disposition of all Registrable Securities of the Company covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement. In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 3(b)) by reason of the Company filing a report on Form 6-K, Form 20-F or any analogous report under the Securities Exchange Act of 1934, as amended (the "1934 Act"), the Company shall have incorporated such report by reference into such Registration Statement, if applicable, or shall file such amendments or supplements with the SEC on the same day on which the 1934 Act report is filed which created the requirement for the Company to amend or supplement such Registration Statement.

          c.   The Company shall permit Legal Counsel to review and comment upon
(i) a Registration Statement prior to its filing with the SEC and (ii) all amendments and supplements to all Registration Statements (except for Annual Reports on Form 20-F, and Reports on Form 6-K and any similar or successor reports) within a reasonable number of days prior to their filing with the SEC. The Company shall furnish to Legal Counsel, without charge, (i) upon Legal

Counsel's request, copies of any correspondence from the SEC or the staff of the SEC to the Company or its representatives relating to any Registration Statement, and (ii) upon the effectiveness of any Registration Statement, one copy of the prospectus included in such Registration Statement and all amendments and supplements thereto. The Company shall reasonably cooperate with Legal Counsel in performing the Company's obligations pursuant to this Section 3.

          d. The Company shall furnish to each Investor whose Registrable Securities are included in any Registration Statement, without charge, upon the effectiveness of any Registration Statement, one copy of the prospectus included in such Registration Statement and all amendments and supplements thereto and such other documents, including copies of any preliminary or final prospectus, as such Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by such Investor.

          e.   The  Company  shall  use its best  efforts  to (i)  register  and qualify, unless an exemption from registration and qualification applies, the sale to the Investors of the Preferred Shares under such other securities or "blue sky" laws of all applicable jurisdictions in the United States. To the extent that the Investors are interested in reselling Registrable Securities in the United States, the Investors shall (i) register and qualify, unless an exemption from registration and qualification applies, the resale by the Investors of the Registrable Securities covered by a Registration Statement under such other securities or "blue sky" laws of all applicable jurisdictions in the United States, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for resale in such jurisdictions.

          f. The Company shall notify Legal Counsel and each Investor in writing of the happening of any event, as promptly as practicable after becoming aware of such event, as a result of which the prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading (provided that in no event shall such notice contain any material, nonpublic information), and, subject to Section 3(r), promptly prepare a supplement or amendment to such Registration Statement to correct such untrue statement or omission, and deliver a copy of such supplement or amendment to Legal Counsel and each Investor. The Company shall also promptly notify Legal Counsel and each Investor in writing (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to Legal Counsel and each Investor by facsimile on the same day of such effectiveness and by overnight mail), (ii) of any request by the SEC for amendments or supplements to a Registration Statement or related prospectus or related information, and
(iii) of the Company's reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

          g. The Company shall use commercially reasonable efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify Legal Counsel and each Investor who holds Registrable Securities being sold of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

          h. Each party shall hold in confidence and not make any disclosure of information concerning the other party provided by the other party unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement. Each party agrees that it shall, upon learning that disclosure of such information concerning another party is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to such other party and allow such other party, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

          i.   The Company shall use commercially  reasonable  efforts either to
(i) cause all of the Registrable Securities covered by a Registration Statement to be listed on each securities exchange on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange, or
(ii) secure designation and quotation of all of the Registrable Securities covered by a Registration Statement on the Nasdaq National Market if securities of the same class or series issued by the Company are then listed on the Nasdaq National Market if the listing of such Registrable Securities is then permitted under the rules of the Nasdaq National Market, or (iii) if the preceding clauses
(i) and (ii) are inapplicable, to secure the inclusion for quotation on The Nasdaq SmallCap Market or Over The Counter quotation system for such Registrable Securities and, without limiting the generality of the foregoing, to use its commercially reasonable efforts to arrange for at least one market maker to register with the National Association of Securities Dealers, Inc. ("NASD") as such with respect to such Registrable Securities. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(i) to the extent permitted by the rules of the exchange or market involved.

          j. The Company shall cooperate with the Investors who hold Registrable Securities being offered and, to the extent applicable, facilitate the timely preparation and delivery of certificates representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as the Investors may reasonably request and registered in such names as the Investors may request.

          k. The Company shall use its best efforts to cause the Registrable Securities covered by a Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.

          l. The Company shall make generally available to its security holders as soon as practical, but not later than as required under applicable securities laws, an earnings statement (in form complying with, and in the manner provided by, the provisions of Rule 158 under the 1933 Act) covering a twelve-month period beginning not later than the first day of the Company's fiscal quarter next following the effective date of a Registration Statement.

          m. The Company shall otherwise use its best efforts to comply with all applicable rules and regulations of the SEC in connection with any registration hereunder.

          n. Notwithstanding anything to the contrary herein, at any time after the Registration Statement has been declared effective by the SEC, the Company may delay the disclosure of material, non-public information concerning the Company the disclosure of which at the time is not, in the good faith opinion of the Board of Directors of the Company and its counsel, in the best interest of the Company and, in the opinion of counsel to the Company, otherwise required (a "Grace Period"); provided, that the Company shall promptly (i) notify the Investors in writing of the existence of material, non-public information giving rise to a Grace Period (provided that in each notice the Company will not disclose the content of such material, non-public information to the Investors) and the date on which the Grace Period will begin, and (ii) notify the Investors in writing of the date on which the Grace Period ends; and, provided further, that no Grace Period shall exceed five (5) consecutive days and during any three hundred sixty five (365) day period such Grace Periods shall not exceed an aggregate of twenty (20) days and the first day of any Grace Period must be at least two (2) trading days after the last day of any prior Grace Period (each, an "Allowable Grace Period"). For purposes of determining the length of a Grace Period above, the Grace Period shall begin on and include the date the Investors receive the notice referred to in clause (i) and shall end on and include the later of the date the Investors receive the notice referred to in clause (ii) and the date referred to in such notice. The provisions of Section 3(g) hereof shall not be applicable during the period of any Allowable Grace Period. Upon expiration of the Grace Period, the Company shall again be bound by the first sentence of Section 3(f) with respect to the information giving rise thereto unless such material, non-public information is no longer applicable. Notwithstanding anything to the contrary, the Company shall cause its transfer agent to deliver unlegended Ordinary Shares to a transferee of an Investor in accordance with the terms of the Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale, and delivered a copy of the prospectus included as part of the applicable Registration Statement, prior to the Investor's receipt of the notice of a Grace Period and for which the Investor has not yet settled.

     4.   Obligations of the Investors.
          -----------------------------

          a. At least five (5) Business Days prior to the first anticipated filing date of a Registration Statement, the Company shall notify each Investor in writing of the information the Company requires from each such Investor if such Investor elects to have any of such Investor's Registrable Securities included in such Registration Statement. It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this

Agreement with respect to the Registrable Securities of a particular Investor that such Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it as shall be reasonably required to effect the effectiveness of the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request.

          b. Each Investor, by such Investor's acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any Registration Statement hereunder, unless such Investor has notified the Company in writing of such Investor's election to exclude all of such Investor's Registrable Securities from such Registration Statement.

          c. Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(g) or the first sentence of 3(f), such Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until such Investor's receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(g) or the first sentence of 3(f) or receipt of notice that no supplement or amendment is required. Notwithstanding anything to the contrary, the Company shall cause its transfer agent to deliver unlegended Ordinary Shares to a transferee of an Investor in accordance with the terms of the Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale prior to the Investor's receipt of a notice from the Company of the happening of any event of the kind described in
Section 3(g) or the first sentence of 3(f) and for which the Investor has not yet settled, provided that the Investor has confirmed in writing to the Company that it has delivered the prospectus included in the Registration Statement, as the same may have been supplemented by the Company, to any Person to whom such Buyer is transferring any of the Registrable Securities.

     5.   Expenses of Registration.
          -------------------------

     All reasonable expenses, other than underwriting discounts and commissions, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, and fees and disbursements of counsel for the Company shall be paid by the Company.

     6.   Indemnification.
          ----------------

     In the event any Registrable Securities are included in a Registration Statement under this Agreement:

          a. To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Investor, the directors, officers, members, partners, and employees thereof (each, an "Indemnified Person"), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys' fees, amounts paid in settlement or expenses, joint or several (collectively, "Claims") incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto ("Indemnified Damages"), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other "blue sky" laws of any jurisdiction in which the Preferred Shares are offered, or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in the light of the circumstances under which the statements therein were made, not misleading,
(iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement or (iv) any material violation of this Agreement (the matters in the foregoing clauses (i) through (iv) being, collectively, "Violations"). Subject to Section 6(c), the Company shall reimburse the Indemnified Persons, promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim by an Indemnified Person arising out of or based solely upon a Violation which occurs in reliance upon and in conformity with information furnished to the Company in writing by such Indemnified Person for such Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto, if such prospectus was timely made available by the Company pursuant to Section 3(d); (ii) with respect to any preliminary prospectus, shall not inure to the benefit of any such Person from whom the Person asserting any such Claim purchased the Registrable Securities that are the subject thereof (or to the benefit of any Person controlling such Person) if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected in the prospectus, as then amended or supplemented, if such prospectus was timely made available by the Company pursuant to Section 3(d), and the Indemnified Person was promptly advised in writing not to use the incorrect prospectus prior to the use giving rise to a violation and such Indemnified Person, notwithstanding such advice, used it or failed to deliver the correct prospectus as required by the 1933 Act and such correct prospectus was timely made available pursuant to Section 3(d); (iii) shall not be available to the extent such Claim is based on a failure of the Investor to deliver or to cause to be delivered the prospectus made available by the Company, including a corrected prospectus, if such prospectus or corrected prospectus was timely made available by the Company pursuant to Section 3(d); and (iv) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9.

          b. In connection with any Registration Statement in which an Investor is participating, each such Investor agrees to severally and not jointly indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors, employees and each of its officers and each Person, if any, who controls the Company within the meaning of the 1933 Act or the 1934 Act (each, an "Indemnified Party"), against any Claim or Indemnified Damages to which any of them may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with information furnished to the Company in writing by such Investor expressly for use in connection with such Registration Statement; and, subject to Section 6(c), such Investor will reimburse any legal or other expenses reasonably incurred by an Indemnified Party in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld or delayed. In no event will the aggregate liability of any Investor exceed the amount of the net proceeds received by such Investor upon the sale of the Registrable Securities giving rise to such indemnification obligation. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Investors pursuant to
Section 9. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(b) with respect to any preliminary prospectus shall not inure to the benefit of any Indemnified Party if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected on a timely basis in the prospectus, as then amended or supplemented.

          c. Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the fees and expenses of not more than one counsel for such Indemnified Person or Indemnified Party to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. In the case of an Indemnified Person, legal counsel referred to in the immediately preceding sentence shall be selected by the Investors holding at least a majority in interest of the Registrable Securities included in the Registration Statement to which the Claim relates. The Indemnified Party or Indemnified Person shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or Claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or Claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person reasonably apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such Claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

          d. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.

          e.   The indemnity agreements contained herein shall be in addition to
(i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

     7.   Contribution.
          -------------

     To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that no Person involved in the sale of Registrable Securities which Person is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933
Act) in connection with such sale shall be entitled to contribution from any Person involved in such sale of Registrable Securities who was not guilty of fraudulent misrepresentation.

     8.   Reports Under the 1934 Act.
          ---------------------------

     With a view to making available to the Investors the benefits of Rule 144 promulgated under the 1933 Act or any other similar rule or regulation of the

SEC that may at any time permit the Investors to sell securities of the Company to the public without registration ("Rule 144"), the Company agrees to:

          a. make and keep public information available, as those terms are understood and defined in Rule 144;

          b. file with the SEC in a timely manner all reports and other documents required of the Company under the 1934 Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required for compliance with the public information provisions of Rule 144(c); and

          c. furnish or make available to each Investor so long as such Investor owns Registrable Securities, promptly upon request, (i) a copy of the most recent annual report of the Company and such other reports and documents so filed by the Company, and (ii) such other information as may be reasonably requested to permit the Investors to sell such securities pursuant to Rule 144 without registration.

     9.   Assignment of Registration Rights.
          ----------------------------------

     The rights under this Agreement shall be automatically assignable by the Investors to any transferee of all or any portion of such Investor's Registrable Securities if: (i) the Investor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within a reasonable time after such assignment; (ii) the Company is, within a reasonable time after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and
(b) the securities with respect to which such registration rights are being transferred or assigned; (iii) immediately following such transfer or assignment the further disposition of such securities by the transferee or assignee is restricted under the 1933 Act and applicable state securities laws; (iv) at or before the time the Company receives the written notice contemplated by clause
(ii) of this sentence the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein; and (v) such transfer shall have been made in accordance with the applicable requirements of the Securities Purchase Agreement and applicable securities laws.

     10.  Amendment of Registration Rights.
          ---------------------------------

     Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Investors who then hold at least a majority of the Registrable Securities. Any amendment or waiver effected in accordance with this Section 10 shall be binding upon each Investor and the Company. No such amendment shall be effective to the extent that it applies to less than all of the holders of the Registrable Securities. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.

     11.  Miscellaneous.
          --------------

          a. A Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the record owner of such Registrable Securities.

          b. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:


          If to the Company:

                   Commtouch Software Ltd.
                   1A Hazoran Street
                   Poleg Industrial Park
                   P.O. Box 8511
                   Netanya 42504
                   Israel
                   Telephone:   (011) 972-9-863-6888
                   Facsimile:   (011) 972-9-863-6863
                   Attention:   Chief Executive Officer

          Copy to:

                   Commtouch Inc.
                   1300 Crittenden Lane
                   Suite #103
                   Mountain View, CA  94043
                   Telephone:   (650) 864-2000
                   Facsimile:   (650) 864-2002
                   Attention:   Gary Davis, Esq.

          and

                   Pillsbury Winthrop LLP
                   50 Fremont Street
                   Palo Alto, California  94105
                   Telephone:   (415) 983-1000
                   Facsimile:   (415) 983-1200
                   Attention:   Nathaniel Cartmell, Esq.


          If to Legal Counsel:

                   Yigal Arnon & Co
                   22 Rivlin Street
                   Jerusalem 91000
                   Israel
                   Telephone:   +972 2 623 9200
                   Fax:         +972 2 623 9236
                   Attention:   Barry P. Levenfeld, Adv.


If to a Buyer, to its address and facsimile number set forth on the Schedule of Buyers attached hereto, with copies to such Buyer's representatives as set forth on the Schedule of Buyers, or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender's facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

     The Company hereby irrevocably appoints Gary Davis, Esq., at Commtouch Inc, 1300 Crittenden Lane, Suite 103, Mountain View, California 94043, Telephone:
(650) 864-2290, Facsimile: (650) 864-2006, as its agent for the receipt of service of process in connection with any action pursuant to any Transaction Document in the United States. The Company agrees that any document may be effectively served on it in connection with any action, suit or proceeding in the United States by service on its agents.

     Any document shall be deemed to have been duly served if marked for the attention of the agent at its address (as set out above) or such other address in the United States as may be notified to the party wishing to serve the document and delivered in accordance with the notice provisions set forth in this Section 11(b).

     If the Company's agent at any time ceases for any reason to act as such, the Company shall appoint a replacement agent having an address for service in the United States and shall notify each Buyer in writing of the name and address of the replacement agent. Failing such appointment and notification, each Buyer shall be entitled by notice to the Company to appoint a replacement agent to act on the Company's behalf. The provisions of this Section 11(b) applying to service on an agent apply equally to service on a replacement agent.

          c. Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

          d. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

          e. This Agreement, the other Transaction Documents (as defined in the Securities Purchase Agreement) and the instruments referenced herein and therein constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement, the other Transaction Documents and the instruments referenced herein and therein supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

          f. Subject to the requirements of Section 9, this Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto.

          g. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

          h. This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

          i. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

          j. All consents and other determinations required to be made by the Investors pursuant to this Agreement shall be made, unless otherwise specified in this Agreement, by Investors holding at least a majority of the Registrable Securities.

          k. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

          l. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

          m. The parties hereto agree that pursuant to the Securities Purchase Agreement, Additional Buyers (as such term is defined therein) may become a party to the Securities Purchase Agreement as set forth therein. Each Additional Buyer shall deliver to the Company a duly signed signature page in the form attached hereto as Exhibit A (the "RRA Additional Buyer Signature Page") no later than 1:00 PM (Pacific Time) of November 5, 2004. By delivering the duly signed RRA Additional Buyer Signature Page, the Additional Buyer shall have acknowledged, agreed, and confirmed that it shall have joined this Agreement as an Additional Buyer, and shall be deemed, pursuant to this Section 9 m., to be a Buyer for all purposes hereunder, and the Schedule of Buyers attached hereto shall be revised accordingly.

                                   * * * * * *

         IN WITNESS WHEREOF, each Buyer and the Company have caused this Registration Rights Agreement to be duly executed as of the date first written above.

COMPANY:                                     BUYERS:

COMMTOUCH SOFTWARE LTD.                      XDL CAPITAL CORP.

By: /s/ GIDEON MANTEL                        By:  /s/  DAVID LATNER
   -------------------------------              --------------------------------
Name:  GIDEON MANTEL                         Name:     DAVID LATNER
Title: Chief Executive Officer               Title:    A.S.O.
Date:  November 4, 2004                      Date:     November 1, 2004

                                             CLARENVILLE LTD.

                                             By:  /s/ SHLOMO WEINTRAUB
                                                --------------------------------
                                             Name:    SHLOMO WEINTRAUB
                                             Title:   Director
                                             Date:    November 1, 2004


                                             DIRAD INVESTMENTS LTD.

                                             By:  /s/ DORON
                                                --------------------------------
                                             Name:    DORON
                                             Title:   Director
                                             Date:    November 1, 2004


                                             NIR TARLOVSKY

                                             By: /s/ NIR TARLOVSKY
                                                --------------------------------
                                             Name:   NIR TARLOVSKY
                                             Title:
                                             Date:    November 1, 2004


                                             OZF LTD.

                                             By:   /s/ TIS PRAGER
                                                --------------------------------
                                             Name:     TIS PRAGER
                                             Title:
                                             Date:    November 1, 2004


                                             AVIV RAIZ

                                             By:  /s/ AVIV RAIZ
                                                --------------------------------
                                             Name:    AVIV RAIZ
                                             Title:
                                             Date:    November 1, 2004

                                             YEHUDA KEREN

                                             By: /s/ YEHUDA KEREN
                                                --------------------------------
                                             Name:   YEHUDA KEREN
                                             Title:
                                             Date:    November 1, 2004


                                             AGORA INVESTMENTS, LLC

                                             By:  /s/ YONA HOLLANDER
                                                --------------------------------
                                             Name:    YONA HOLLANDER
                                             Title:   Investor
                                             Date:    November 1, 2004


                                             PHILIPPE SZWARC

                                             By:  /s/ PHILIPPE SZWARC
                                                --------------------------------
                                             Name:    PHILIPPE SZWARC
                                             Title:
                                             Date:    November 1, 2004


                                             ILAN RAVIV

                                             By:  /s/ ILAN RAVIV
                                                --------------------------------
                                             Name:    ILAN RAVIV
                                             Title:
                                             Date:    November 1, 2004


                                             CHEN BARDICHEV

                                             By:  /s/ CHEN BARDICHEV
                                                --------------------------------
                                             Name:    CHEN BARDICHEV
                                             Title:
                                             Date:    November 1, 2004


                                             MOSHE BARDICHEV

                                             By:  /s/ MOSHE BARDICHEV
                                                --------------------------------
                                             Name:    MOSHE BARDICHEV
                                             Title:
                                             Date:    November 1, 2004

                                             VICTOR AMARA

                                             By:  /s/ VICTOR AMARA
                                                --------------------------------
                                             Name:    VICTOR AMARA
                                             Title:
                                             Date:    November 1, 2004


                                             IAN BONNER

                                             By:  /s/ IAN BONNER
                                                --------------------------------
                                             Name:    IAN BONNER
                                             Title:
                                             Date:    November 1, 2004


                                             NAHUM SHARFMAN

                                             By:  /s/ NAHUM SHARFMAN
                                                --------------------------------
                                             Name:    NAHUM SHARFMAN
                                             Title:
                                             Date:    November 1, 2004


                                             LLOYD E. SHEFSKY


                                             By:  /s/ LLOYD E. SHEFSKY
                                                --------------------------------
                                             Name:    LLOYD E. SHEFSKY
                                             Title:
                                             Date:    November 1, 2004


                                             APOLLO NOMINEES INC.


                                             By: /s/ MOHAMMED E. PATEL
                                                --------------------------------
                                             Name:   MOHAMMED E. PATEL
                                             Title:  Director
                                             Date:    November 1, 2004

                                             DELTA CAPITAL INVESTMENTS LTD.


                                             By: /s/ DAVID TEACHER
                                                --------------------------------
                                             Name:   DAVID TEACHER
                                             Title:
                                             Date:    November 1, 2004


                                             ASAF MOAR

                                             By:  /s/ ASAF MOAR
                                                --------------------------------
                                             Name:    ASAF MOAR
                                             Title:
                                             Date:    November 1, 2004


                                             NEY 1, L.P.

                                             By: /s/ NAFTALI ELAD YORAN
                                                --------------------------------
                                             Name:   NAFTALI ELAD YORAN
                                             Title:
                                             Date:    November 1, 2004


                                             HILLEL BACHRACH

                                             By: /s/ HILLEL BACHRACH
                                                --------------------------------
                                             Name:   HILLEL BACHRACH
                                             Title:
                                             Date:    November 1, 2004

                                                SCHEDULE OF BUYERS

                                                   Buyer's Address                 Buyer's Representative's Address
               Buyer                            and Facsimile Number                     and Facsimile Number
               -----                            --------------------                     --------------------
XDL Capital Corp                     30 St. Clair Avenue West, Ste. 901,           Yigal Arnon & Co,
                                     Toronto,  M4V 3A1                             22 Rivlin Street
                                     Attn: David Latner, ASO & Dennis Bennie       Jerusalem 91000
                                     Residence: Canada                             Attn: Barry P. Levenfeld, Adv.


Clarenville Ltd.                     Nora Court 86, CY-3040
                                     Athinon Street
                                     Limassol, Cyprus
                                     Attn: Shlomo Weintraub
                                     Attn: Mr. Elikos Elia

Dirad Investments Ltd.               28 Bezalel St.
                                     Ramat Gan
                                     Attn: Offer Yarkoni

Nir Tarlovsky                        PO Box 399
                                     Benai Zion, Israel
                                     Residence: Israel

OZF Ltd.                             Tropic Isle Building                         Tis Prager
                                     Wickhams Cay, P.O. Box 964                   Prager Dreifuss Attorneys at law
                                     Road Town, Tortola, British Virgin Islands   Muehlebachstrasse 6
                                     Attn: Tis Prager                             CH-8008 Zurich, SWITZERLAND
                                     Residence: BVI

Aviv Raiz                            6 Sinai St.
                                     Ramat Hasharon , Israel
                                     Residence: Israel

                                                   Buyer's Address                 Buyer's Representative's Address
               Buyer                            and Facsimile Number                     and Facsimile Number
               -----                            --------------------                     --------------------
Yehuda Keren                         13 Hashoftim St.
                                     Ramat Hasharon , Israel
                                     Residence: Israel

Ilan Raviv                           16 Maayan Harod St.
                                     Ramat Hasharon, Israel
                                     Residence: Israel

Chen Bardichev                       Ein Vered,
                                     40696
                                     Israel
                                     Residence: Israel

Moshe Bardichev                      Ein Vered,
                                     40696
                                     Israel
                                     Residence: Israel

Agora Investments, LLC               19261 Phil Lane
                                     Cupertino, CA 95014
                                     Residence: U.S.

Victor Amara                         Marcus St. 8
                                     Jerusalem, 92333 Israel
                                     Residence: Israel

Ian Bonner                           5527 Inverrary Court
                                     Dallas, TX 75287
                                     Residence: U.S.

Nahum Sharfman                       22 Hameyasdim St.
                                     Karkur, Israel 37064
                                     Residence: Israel

                                                   Buyer's Address                 Buyer's Representative's Address
               Buyer                            and Facsimile Number                     and Facsimile Number
               -----                            --------------------                     --------------------
Lloyd Shefsky                        444 N. Michigan Ave.
                                     Chicago, IL 60611
                                     Residence: U.S.

Apollo Nominees Inc.                 Suite 100
                                     One Financial Place,
                                     Lower Collymore Rock,
                                     St.Michael, Barbados
                                     Residence: Barbados

Delta Capital Investments Ltd.       Delta Capital Investments Ltd.
                                     37-41 Bedford Row
                                     London
                                     WC1R4JH
                                     United Kingdom
                                     Residence: U.K.

Asaf Moar                            17a Harishonim St.
                                     Hod Hasharon , Israel
                                     Residence: Israel

Ney 1, L.P.                          c/o Elad Yoran
                                     486 Mount Holly Rd.
                                     Katonah, NY 10536

                                     With copy to:
                                     Chain Bridge Advisors
                                     Attn: Charles Paul
                                     4445 Willard Avenue, 11th Floor
                                     Chevy Chase, Maryland 20815
                                     Residence:  New York


                                                   Buyer's Address                 Buyer's Representative's Address
               Buyer                            and Facsimile Number                     and Facsimile Number
               -----                            --------------------                     --------------------
Hillel Bachrach                      c/o Orex Computed Radiography
                                     2000 Commonwealth Ave. (#200)
                                     Auburndale, MA 02466
                                     Residence: U.S.

Philippe Szwarc                      105 Seaver Street
                                     Brookline MA 02445
                                     Residence: United States

Cranshire Capital L.P.               c/o Downsview Capital, Inc.
                                     The General Partner
                                     666 Dundee Road, Suite 1901
                                     Northbrook, IL  60062
                                     Attention:  Mitchell D. Kopin
                                     Residence: Illinois

Smithfield Fiduciary LLC             c/o Highbridge Capital Management, LLC
                                     9 West 57th Street, 27th Floor
                                     New York, New York  10019
                                     Attention:  Ari J. Storch
                                                 Adam J. Chill
                                     Residence:  Cayman Islands

Omicron Master Trust                 c/o Omicron Capital
                                     810 Seventh Avenue
                                     39th Floor
                                     New York, New York 10019
                                     Attention:  Brian Daly
                                     Residence: Bermuda

Iroquois Capital LP                  c/o Vertical Ventures, LLC
                                     641 Lexington Avenue, 26th Fl.
                                     New York, New York  10022
                                     Attention:  Joshua Silverman
                                     Residence: New York

Isaac Applbaum                       837 Longridge Road
                                     Oakland, CA 94610

                                                   Buyer's Address                 Buyer's Representative's Address
               Buyer                            and Facsimile Number                     and Facsimile Number
               -----                            --------------------                     --------------------
Ehud Hillman                         Amirim 12 Tel Aviv , Israel
                                     Residence: Israel

Jacob Benasayag                      Haduhifat 41
                                     Raanana , Israel
                                     Residence: Israel

Itzik Babayov                        5 Shahaf st.
                                     Hod Hasharon 45351 , Israel
                                     Residence: Israel

Shem Basum, Ltd.                     Hana Senesh 8
                                     Kfar Saba , Israel
                                     Shai Beilis

Yosi Pinson                          4 Hausner St., #30
                                     Tel Aviv, Israel 69363


                                    EXHIBIT A

IN WITNESS WHEREOF, the undersigned hereby acknowledges, agrees, and confirms that by its signature below, it hereby joins the Agreement as an Additional Buyer, and shall be deemed, pursuant to Section 11(m). of the Agreement, to be a Buyer for all purposes thereunder as of the date set forth below.



                                             CRANSHIRE CAPITAL L.P.


                                             By: /s/ MITCHELL KOPIN
                                                --------------------------------
                                             Name:   MITCHELL KOPIN
                                             Title:  President,
                                                     Downsview Capital
                                                     The General Partner
                                             Date:   November 3, 2004

                                    EXHIBIT A

IN WITNESS WHEREOF, the undersigned hereby acknowledges, agrees, and confirms that by its signature below, it hereby joins the Agreement as an Additional Buyer, and shall be deemed, pursuant to Section 11(m). of the Agreement, to be a Buyer for all purposes thereunder as of the date set forth below.



                                             SMITHFIELD FIDUCIARY LLC


                                             By:  /s/ ADAM J. CHILL
                                                --------------------------------
                                             Name:    ADAM J. CHILL
                                             Title:   Authorized Signatory
                                             Date:    November 3, 2004

                                    EXHIBIT A

IN WITNESS WHEREOF, the undersigned hereby acknowledges, agrees, and confirms that by its signature below, it hereby joins the Agreement as an Additional Buyer, and shall be deemed, pursuant to Section 11(m). of the Agreement, to be a Buyer for all purposes thereunder as of the date set forth below.



                                             OMICRON MASTER TRUST


                                             By:  /s/ BRUCE BERNSTEIN
                                                --------------------------------
                                             Name:    BRUCE BERNSTEIN
                                             Title:   Managing Partner
                                             Date:    November 3, 2004

                                    EXHIBIT A

IN WITNESS WHEREOF, the undersigned hereby acknowledges, agrees, and confirms that by its signature below, it hereby joins the Agreement as an Additional Buyer, and shall be deemed, pursuant to Section 11(m). of the Agreement, to be a Buyer for all purposes thereunder as of the date set forth below.



                                             IROQUOIS CAPITAL LP


                                             By:  /s/ JOSHUA SILVERMAN
                                                --------------------------------
                                             Name:    JOSHUA SILVERMAN
                                             Title:   Partner
                                             Date:    November 3, 2004

                                    EXHIBIT A

IN WITNESS WHEREOF, the undersigned hereby acknowledges, agrees, and confirms that by its signature below, it hereby joins the Agreement as an Additional Buyer, and shall be deemed, pursuant to Section 11(m). of the Agreement, to be a Buyer for all purposes thereunder as of the date set forth below.



                                             ISAAC APPLBAUM


                                             By:  /s/ ISAAC APPLBAUM
                                                --------------------------------
                                             Name:    ISAAC APPLBAUM
                                             Title:
                                             Date:    November 3, 2004

                                    EXHIBIT A

IN WITNESS WHEREOF, the undersigned hereby acknowledges, agrees, and confirms that by its signature below, it hereby joins the Agreement as an Additional Buyer, and shall be deemed, pursuant to Section 11(m). of the Agreement, to be a Buyer for all purposes thereunder as of the date set forth below.



                                             EHUD HILLMAN


                                             By:  /s/  EHUD HILLMAN
                                                --------------------------------
                                             Name:     EHUD HILLMAN
                                             Title:
                                             Date:     November 2, 2004

                                    EXHIBIT A

IN WITNESS WHEREOF, the undersigned hereby acknowledges, agrees, and confirms that by its signature below, it hereby joins the Agreement as an Additional Buyer, and shall be deemed, pursuant to Section 11(m). of the Agreement, to be a Buyer for all purposes thereunder as of the date set forth below.



                                             JACOB BENASAYAG


                                             By: /s/ JACOB BENASAYAG
                                                --------------------------------
                                             Name:   JACOB BENASAYAG
                                             Title:
                                             Date:   November 2, 2004

                                    EXHIBIT A

IN WITNESS WHEREOF, the undersigned hereby acknowledges, agrees, and confirms that by its signature below, it hereby joins the Agreement as an Additional Buyer, and shall be deemed, pursuant to Section 11(m). of the Agreement, to be a Buyer for all purposes thereunder as of the date set forth below.



                                             ITZIK BABAYOV


                                             By: /s/ ITZIK BABAYOV
                                                --------------------------------
                                             Name:   ITZIK BABAYOV
                                             Title:
                                             Date:   November 2, 2004

                                    EXHIBIT A

IN WITNESS WHEREOF, the undersigned hereby acknowledges, agrees, and confirms that by its signature below, it hereby joins the Agreement as an Additional Buyer, and shall be deemed, pursuant to Section 11(m). of the Agreement, to be a Buyer for all purposes thereunder as of the date set forth below.



                                             SHEM BASUM, LTD.


                                             By:  /s/ SHAI BEILIS
                                                --------------------------------
                                             Name:    SHAI BEILIS
                                             Title:   Chairman
                                             Date:    November 2, 2004

                                    EXHIBIT A

IN WITNESS WHEREOF, the undersigned hereby acknowledges, agrees, and confirms that by its signature below, it hereby joins the Agreement as an Additional Buyer, and shall be deemed, pursuant to Section 11(m). of the Agreement, to be a Buyer for all purposes thereunder as of the date set forth below.



                                             YOSI PINSON


                                             By:   /s/ YOSI PINSON
                                                --------------------------------
                                             Name:     YOSI PINSON
                                             Title:
                                             Date:     November 3, 2004